SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY NO. (CNPJ/MF) 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 - 9

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on September 30, 2009, at 12:00 p.m.

(Drafted in summarized form, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On September 30, 2009, at 12:00 p.m. at the headquarters of Brasil Telecom S.A. (the “Company”), in the city of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda:

2.1) To examine, discuss and deliberate regarding the Protocol and Justification of Merger (the “Protocol and Justification”) in connection with the merger of Brasil Telecom Participações S.A., the controlling shareholder of the Company and a publicly-held company headquartered in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B, registered under CNPJ/MF No. 02.570.688/0001-70 (“BrT Part”), with and into the Company.

2.2) To approve the appointment and engagement of Apsis Consultoria Empresarial Ltda., headquartered at Rua São José, 90 – grupo 1,802, in the city of Rio de Janeiro, State of Rio de Janeiro, registered under CNPJ No. 27,281,922/0001-70 (“Apsis”), as the company responsible for preparing the valuation report, at book value, of the net worth of BrT Part to be incorporated into the assets of the Company (the “Valuation Report”), as well as for preparing the valuation report of the net worth of BrT Part and of the Company, at market values, pursuant to Article 264 of Law No. 6,404/76 (the “Valuation Report at Market Value”).

2.3) To examine, discuss and deliberate regarding the Valuation Report and the Valuation Report at Market Value prepared by Apsis.

2.4) To deliberate on the proposal of the merger of BrT Part with and into the Company (the “Merger”), pursuant to Articles 224, 225 and 227 of Law No. 6,404/76 and in accordance with the provisions established by the Protocol and Justification.

3. Call Notice

The call notice for this meeting was published in the following newspapers: Diário Oficial da União, section 3, on 8/31/2009 (p. 146), 9/1/2009 (p. 142) and 9/2/2009 (p. 158), Valor Econômico - Edição Nacional” on 8/31/2009 (p. C7), 9/1/2009 (p. B5) and 9/2/2009 (p. B5) and Journal Correio Brasília on 8/31/2009 (p. 13), 9/1/2009 (Caderno Cidades p. 11) and 9/2/2009 (p. 12), pursuant to Article 133, of Law No. 6.404/76.

4. Attendance:

Shareholders representing more than 99.9% of the Company’s voting shares and 76.5% of the Company’s non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Allan Kardec de Melo Ferreira, member of the Fiscal Council, Antonio Luiz Feijó Nicolau and Luiz Paulo César Silveira, representatives of Apsis, and Sérgio José Augiar Reixeira Júnior, representative of Deloitte Touche Tohmatsu Auditores Independentes.

5. Board:

After verifying the fulfillment of the legal quorum, and in conformity to the provisions of Article 17 of the Company’s bylaws, Daniella Geszikter Ventura, opened the meeting and was appointed chairman. Rafael Padilha Calábria acted as secretary.

6. Resolutions:

Following a proposal by the chairman, the shareholders present unanimously agreed to the drafting of the minutes of this Extraordinary Shareholders’ Meeting in summarized form, as well as its publication without shareholders’ signatures, pursuant to Article 130 of Law No. 6,404/76. The reading of the meeting’s agenda was also unanimously dismissed. The shareholders present at the meeting unanimously decided to:

6.1. Approve the terms and conditions of the Protocol and Justification entered into by the management of BrT Part and of the Company, which sets forth the exchange ratio of 1.2190981 common shares of the Company for each common share of BrT Part and 0.1720066 common shares and 0.9096173 preferred shares of the Company for each preferred share of BrT Part (doc. 01, and attachments thereto).

6.2. Ratify and approve the engagement of Apsis as the company responsible for preparing the Valuation Report and the Valuation Report at Market Value, which are attached as exhibits to the Protocol and Justification.

6.3. Approve the Valuation Report and the Valuation Report at Market Value.

6.4. Document that the Valuation Report considers expenses with goodwill amortization in August, September and October 2009, in the total amount of R$161,370,804.42 (one hundred and sixty one million, three hundred and seventy thousand, eight hundred and four reais and forty-two centavos). As a result of the approval of the Merger of BrT Part on September 30, 2009, goodwill amortization expenses for October will be excluded, thereby increasing BrT Part’s book value net worth to a total of R$9,116,552,783.22 (nine billion, one hundred and sixteen million, five hundred and fifty-two thousand, seven hundred and eighty-three reais and twenty-two centavos) and the book value of the net assets of BrT Part to be incorporated into the Company to a total of R$5,535,331,855.98 (five billion, five hundred and thirty-five million, three-hundred and thirty-one thousand, eight hundred and fifty-five reais and ninety-eight centavos).

6.5. Approve the net worth of BrT Part to be incorporated into the Company to be used to: (i) increase the Company’s capital stock by a total amount of R$260,300,598.32 (two hundred and sixty million, three hundred thousand, five hundred and ninety-eight reais and thirty-two centavos); (ii) increase the Company’s capital reserves in the amount of R$1,413,592,636.97 (one billion, four hundred and thirteen million, five hundred and ninety-two thousand, six hundred and thirty-six reais and ninety-seven centavos); and (iii) increase the special goodwill reserve, pursuant to Article 6, Paragraph 1(a) of CVM Instruction No. 319/99, in the amount of R$3,861,438,620.70 (three billion, eight hundred and sixty-one million, four hundred and thirty-eight thousand, six hundred and twenty reais and seventy centavos).

6.6. Approve the Merger of BrT Part with and into the Company pursuant to the Protocol and Justification.

6.7. Approve, as a result of the Merger of BrT Part, an increase in the Company’s capital stock in a total amount of R$260,300,598.32 (two hundred and sixty million, three hundred thousand, five hundred and ninety-eight reais and thirty-two centavos), through the issuance of 201,143,307 (two hundred and one million, one hundred and forty-three thousand, three hundred and seven) common shares of the Company and 209,155,151 (two hundred and nine million, one hundred and fifty-five thousand, one hundred and fifty-one) preferred shares, all registered and without par value, which will be fully assigned to the current shareholders of BrT Part. The Company’s shares, issued as a result of this approved capital increase, will confer the same rights granted to the same class of outstanding share of the Company, including full payment of dividends and/or interest on shareholders’ equity which may come to be declared by the Company, regardless of the financial year to which such dividends and/or interests are attributed.

6.8. Approve, as a result of this capital increase, an amendment to Article 5 of the Company’s Bylaws as follows:

“Article 5 – the subscribed share capital, fully paid-in, amounts to R$3,731,058,950.28 (three billion, seven hundred and thirty-one million, fifty-eight thousand, nine hundred and fifty reais and twenty eight centavos), represented by 603,020,546 (six hundred and three million, twenty thousand, five hundred and forty-six) shares, divided into 203,423,176 (two hundred and three million, four hundred and twenty-three thousand, one hundred and seventy-six) common shares, and 399,597,370 (three hundred and ninety-nine million, five hundred and ninety-seven thousand, three hundred and seventy) preferred shares, all registered and without par value.”

6.9. Authorize the Company’s officers to perform all necessary acts to formalize the Merger before public agencies and third parties.

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by shareholders constituting the necessary quorum for approval of the abovementioned decisions.

Signatures: Daniella Geszikter Ventura, President; Rafael Padilha Calábria, Secretary; Attending Shareholders: BRASIL TELECOM PARTICIPAÇÕES S.A. and COARI PARTICIPAÇÕES S.A. (represented by Daniella Geszikter Ventura); CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND (represented by Anderson Carlos Koch).

This is a true copy of the original minutes recorded in the appropriate book.

Brasília, September 30, 2009.

Rafael Padilha Calábria

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer